Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For June 29, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

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NEWS RELEASE

Trading Update

The following statement provides an update on Gallaher Group Plc’s current trading. This will be discussed with analysts and investors before the close period leading up to the announcement of the Group’s results for the six months ended 30 June 2004.

The Group’s core UK market has benefited from a reduction in cross Channel trade with total UK cigarette market volumes estimated to be down around 1% when compared with 2003. However, certain other EU markets, including Austria, France, Germany and the Republic of Ireland have experienced significant declines in duty-paid volumes, which have accelerated as the year has progressed. Trading in the CIS remains encouraging.

Gallaher’s total Group cigarette volumes increased over 6% in the first five months of 2004. This growth partly reflects a weak comparator period in 2003 (relating to the first quarter) and the acquisition of KT Merkury in the second half of 2003.

–	United Kingdom
Duty-paid cigarette market volumes have improved slightly since the first quarter and downtrading from premium and mid-priced cigarettes has continued in line with expectations.

Gallaher’s UK market share in the first five months of 2004 was 38.6% and the Group’s key brands performed well. Mayfair’s house share grew to 11.3% and Benson & Hedges’ house share increased to 9.5%.

The UK cigar market decline rate is somewhat greater than recently experienced, running at over 7% when compared with 2003. Downtrading from the medium cigar sector to the small cigar sector is continuing. Gallaher’s cigar market share was 47.0%.

Gallaher has increased the price of its cigarettes, cigars, handrolling tobacco and pipe tobacco. Taking into account this price rise, and the factors outlined above, at this time management expects full year UK earnings to be weighted slightly towards the second half of the year.

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–	Continental Europe

Trading conditions in Continental Europe have been difficult. Austria, France and Germany have experienced substantial market declines caused by disruption from increased taxation and cross border trade.

Market volumes in the first five months of 2004 fell 8% in Austria, 26% in France and over 13% in Germany. In these countries, May market volumes were worse than expected, falling 13%, 31% and 20% respectively.

Against this background, Gallaher has performed relatively well. The Group has defended its mature market positions and developed its operations in newer markets.

In its mature markets, Gallaher’s share in the first five months of 2004 was 45.9% in Austria, 38.6% in Sweden and 3.2% in France. In Germany, the Group’s branded cigarette market share remained stable at 0.7% and its share held through lower margin generic cigarettes increased to 8.3%.

In its newer markets, Gallaher’s share in May reached 5.1% in Italy, 3.4% in Poland and 2.5% in the Swedish snus market. In the first five months of 2004, volume sales in Balkan markets increased some 20%.

The impact of lower volumes at ATG is expected to be partly offset by higher prices in 2004. Going forward, management anticipates that ATG’s performance will be restricted by further declines in the German cigarette market and downtrading from premium to lower-priced products.

Although the Group’s performance in Continental Europe is more than offsetting the impact of market declines, the region’s trading conditions will affect the outlook for Continental European divisional earnings. In local currency terms, management currently is targeting 4% to 6% full year 2004 earnings growth for the tobacco operations, and 6% to 8% full year 2004 growth for the distribution operations.

In sterling terms, Continental European earnings continue to be impacted by the decline in the value of the euro in relation to sterling.

Management expects the split of full year earnings to be affected by factors including first half start-up losses in Poland and improved margins at ATG (albeit on lower volumes) following the March price rise in Germany.

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–	Commonwealth of Independent States

Gallaher continues to make excellent progress in the CIS. The Group has achieved market share gains in Russia, Kazakhstan and Ukraine. In the first five months of 2004, Gallaher’s market share increased to 15.8% in Russia, 34.1% in Kazakhstan and 12.9% in Ukraine. The Group’s share of the premium segment in Russia grew to over 3.4%.

At this time, management expects the distribution of full year CIS profits to broadly reflect the region’s trading patterns, with slightly less than one third of annual earnings being attributable to the first half.

–	Rest of World

Rest of World trading has been impacted by a decline in market volumes in the Republic of Ireland, which fell 9.3% in the first five months of 2004.

This decline is associated with successive above inflation duty increases, which have affected the affordability of tobacco products and impacted cross border trade. The level of non-duty paid volume in the Republic of Ireland is expected to increase as a result of this taxation policy.

There are signs of some initial volume impact from the ban on smoking in the workplace, which came into force at the end of March. It is too early to assess the extent to which this reduction is due to short-term changes in trade buying patterns or to longer-term changes in consumption.

In Gallaher’s AMELA markets, volume gains in West Africa have broadly offset reductions elsewhere. Gallaher intends to increase its focus on AMELA markets following the inclusion of these operations within its developing markets’ management structure.

Within the Rest of World division, management expects incremental second half cost savings from Gallaher’s operational restructuring to be offset by lower second half market volumes in the Republic of Ireland and increased investment in developing markets.

29 June 2004

For further information, contact:

Claire Jenkins, Director, Investor Relations	Tel:01932 859 777

Anthony Cardew, CardewChancery	Tel:020 7930 0777

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Cautionary Statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, impact of market trends and price increases, dividend policy, exchange rates, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, litigation outcomes and timetables, the successful integration of acquisitions and joint ventures into our Group, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time to time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: June 29, 2004	Title:	Deputy Company Secretary